EXHIBIT 7.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

Effective January 1, 2014, TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar. Comparative 2013, 2012 and 2011 in the table below has been restated.

	Years Ended December 31,
(Amounts in millions of dollars)	2015	2014	2013	2012	2011
Net income(a)(b)	5,087	4,244	11,228	13,648	17,400
Income tax expenses(a)(b)	1,653	8,614	14,767	16,747	19,614
Non-controlling interests	(301)	6	293	188	424
Equity in income of affiliates (in excess of)/ less than dividends received	(311)	29	(775)	272	(149)
Interest expensed	742	536	656	649	862
Estimate of the interest within rental expense	477	406	357	334	299
Amortization of capitalized interest	174	160	135	205	280

Total(a)(b)	7,521	13,995	26,661	32,043	38,730

Interest expensed	742	536	656	649	862
Capitalized interest	362	341	349	333	245
Estimate of the interest within rental expense	477	406	357	334	299
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Fixed charges	1,581	1,283	1,362	1,316	1,406

Ratio of earnings to fixed charges(a)(b)	4.76	10.91	19.57	24.35	27.55

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
(b)	Figures for 2012 and 2011 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.